Exhibit 99.3

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general & special meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province”, the “Corporation”) will be held at Terminal City Club, 837 Hastings Street West, Vancouver, British Columbia V6C 1B6, on Tuesday June 16, 2015 at 2:00 p.m. (Vancouver time) for the following purposes:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2014, together with the report of the auditors thereon;

(b)	to fix the number of directors at six (6);

(c)	to elect directors for the ensuing year; and

(d)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration;

(e)	to consider and, if thought advisable, to re-approve by ordinary resolution the Mountain Province Stock Option Plan, as described in the management information circular of Mountain Province accompanying and forming part of this notice;

(f)	to consider, and if thought fit, to approve an ordinary resolution passed by a majority of disinterested shareholders authorizing the payment of a Standby Guarantee Fee to Mr. Dermot Desmond in common shares of Mountain Province; and

(g)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice of meeting is accompanied by a form of proxy, the management information circular, the audited consolidated financial statements of Mountain Province for the financial year ended December 31, 2014, and a supplemental mailing list form. The directors of Mountain Province have fixed the close of business on May 12, 2015 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the meeting.

DATED as of May 12, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Patrick Evans”
Patrick Evans
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

TUESDAY JUNE 16, 2015

May 12, 2015

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street, Suite 2315, P.O. Box 216
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR
(all information as at May 12, 2015 unless otherwise noted)

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. (“Corporation”) for use at an annual general and special meeting of the Corporation’s shareholders (the “Meeting”) to be held on Tuesday June 16, 2015 at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”), and at any adjournments thereof. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (“Proxy”) are directors or officers of the Corporation.

A SHAREHOLDER WISHING TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSON OR CORPORATION DESIGNATED IN THE FORM OF PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE THREE PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. (“Computershare”), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. For general inquiries, shareholders may contact Computershare as follows:

By Phone:	1-800-564-6253
By Fax:	1-866-249-7775 (within North America)
By Fax:	(416) 263-9524 (outside North America)
By Email:	service@computershare.com

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Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the common shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your common shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified or where both choices have been specified in the Proxy, the persons named in the Proxy will vote the common shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by:

(a) completing, dating and signing the enclosed form of Proxy and returning it to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b) using a touch-tone phone to transmit voting choices to the following toll-free number 1-866-732-8683. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy form for the holder’s account number and the Proxy control number; or

(c) using the Internet through the website of the Corporation’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy form for the holder’s account number and the Proxy control number.

In all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold common shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Corporation as the registered holders of common shares).

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If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non-Objecting Beneficial Owners”).

The Corporation is taking advantage of the provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permit it to directly deliver Proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (a “VIF”) from Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and Internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Corporation. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

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The form of Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Corporation. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a similar voting information form (the “Broadridge VIF”) in lieu of a Proxy provided by the Corporation. The Broadridge VIF will appoint the same persons as the Corporation’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the Broadridge VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the Broadridge VIF. The completed Broadridge VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a Broadridge VIF, you cannot use it to vote common shares directly at the Meeting – the Broadridge VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the common shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares in that capacity. If you wish to attend at the Meeting and indirectly vote your common shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or to the Corporation, at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

RECORD DATE

The board of directors of the Corporation (the “Board”) has fixed May 12, 2015 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the Notice of Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive the Notice of Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

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EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted or withheld from voting in accordance with the specifications so made on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

APPROVAL OF MATTERS

Unless otherwise noted, approval of matters to be placed before the Meeting is by an “ordinary resolution” which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote in person or by proxy. Approval of the resolution for the issuance of 712,500 common shares of the Corporation to Mr. Dermot Desmond in satisfaction of the Standby Guarantee Fee requires a simple majority, provided that common shares held by Mr. Desmond, his associates and affiliates shall be excluded from voting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no proposed nominee of the Corporation for election as a director of the Corporation, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means: (a) a director of executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Currently, the Corporation has issued and outstanding 158,966,333 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote. The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘MPV’ and on the NASDAQ (the “NASDAQ”) under the symbol ‘MDM’. The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on May 12, 2015 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, is:

Name of Shareholder(1)	Number of MPV Common Shares Held	Percentage of issued and outstanding share capital of 158,966,333 shares (as at May 12, 2015)
Bottin (International) Investments Ltd. (Controlled by Mr. Dermot Desmond)	36,150,928	22.7%

ELECTION OF DIRECTORS

Management is seeking shareholder approval of an ordinary resolution to set the number of directors of the Corporation at six (6) for the ensuing year. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (Ontario) (“Business Corporations Act”). In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

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The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation, their present principal occupations and the number of common shares of the Corporation or any of its subsidiaries beneficially owned or controlled or directed by each, directly or indirectly, as at the date hereof.

Name, Present Position(s) with the Corporation (1) and Place of Residence (3)	Principal Occupation At Present And During Last Five Years If Different From Office Held (2) (3)	Date(s) Served as a Director Since	No. of Shares of the Corporation Beneficially Owned, or Controlled or Directed, Directly or Indirectly (3)
Jonathan Comerford (4) (5) Chairman of the Board and a director of the Corporation County Dublin, Ireland	Investment Manager at International Investment and Underwriting since August 1995.	September 21, 2001	145,204(7)
Patrick Evans President, Chief Executive Officer and a director of the Corporation Arizona, United States of America	President and CEO of the Corporation since November 2005. CEO and director of Norsemont Mining Inc. (2007 to 2011). President and CEO of Weda Bay Minerals Inc. (2005 to 2006). President and CEO of Southern Platinum Corp. (2004 to 2005); President and CEO of SouthernEra Resources Ltd. (2001 to 2004) and Vice President of Placer Dome Inc. (1998 to 2011).	November 16, 2005	1,356,229(8)
Carl Verley (5) (6) Director of the Corporation British Columbia, Canada	Self-employed Geological Consultant since 1982; President of Amerlin Exploration Services Ltd. (private company) since 1983	December 2, 1986	353,890(12)
David Whittle (4) (5) Director of the Corporation British Columbia, Canada	Former CFO of Alexco Resource Corp. from October 2007 to December 2014	November 1, 1997	160,606(9)
Bruce Dresner (6) Director of the Corporation Connecticut, United States of America	Retired Investment Professional	March 11, 2013	381,111(10)
Peeyush Varshney (4) (6) Director of the Corporation British Columbia, Canada	Principal of Varshney Capital Corp.; CEO and Director of Canada Zinc Metals Corp.; Director and/or officer of several public companies listed on the TSX or TSX Venture.	April 13, 2007	122,422(11)

(1)	For the purposes of disclosing positions held in the Corporation, “Corporation” includes the Corporation and any parent or subsidiary thereof.
(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3)	The information as to province/state, country of residence, principal occupation and number of shares beneficially owned or controlled or directed by the nominees (directly or indirectly) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.
(4)	Member of the Corporation’s Audit Committee.
(5)	Member of the Corporation’s Compensation Committee.
(6)	Member of the Corporation’s Corporate Governance Committee.
(7)	In addition to the shareholdings above, Mr. Comerford holds options to purchase up to a total of 300,000 Common Shares, 150,000 options at an exercise price of $5.28 per share, expiring on July 2, 2018 and 150,000 options at an exercise price of $4.66 per share, expiring on April 13, 2020. The options were granted to Mr. Comerford under the Corporation’s Stock Option Plan.
(8)	In addition to the shareholdings above, Mr. Evans holds options to purchase up to a total of 600,000 Common Shares, 100,000 options at an exercise price of $5.29 per share, expiring on February 13, 2024, 100,000 options at an exercise price of $5.00 per share, expiring on May 13, 2018, 100,000 options at an exercise price of $6.13 per share, expiring on January 9, 2016, 100,000 options at an exercise price of $4.84 per share, expiring on March 7, 2017 and 200,000 options at an exercise price of $4.66 per share, expiring on April 13, 2020. These options were granted to Mr. Evans under the Corporation’s Stock Option Plan.
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(9)	In addition to the shareholdings above, Mr. Whittle holds options to purchase up to a total of 200,000 Common Shares, 100,000 options at an exercise price of $5.28 per share, expiring on July 2, 2018 and 100,000 options at an exercise price of $4.66 per share expiring on April 13, 2020. These options were granted under the Corporation’s Stock Option Plan
(10)	In addition to the shareholdings above, Mr. Dresner holds options to purchase up to a total of 250,000 Common Shares, 50,000 options at an exercise price of $5.28 per share, expiring on July 2, 2018, 100,000 options at an exercise price of $4.06 per share, expiring on March 10, 2017 and 100,000 options at an exercise price of $4.66 per share expiring on April 13, 2020. The options were granted under the Corporation’s Stock Option Plan.
(11)	In addition to the shareholdings above, Mr. Varshney holds options to purchase up to a total of 200,000 Common Shares, 100,000 options at an exercise price of $5.28 per share expiring on July 2, 2018 and 100,000 options at an exercise price of $4.66 per share expiring on April 13, 2020. The options were granted under the Corporation’s Stock Option Plan.
(12)	In addition to the shareholdings above, Mr. Verley holds options to purchase up to a total of 200,000 Common Shares, 100,000 options at an exercise price of $5.28 per share and expiring on July 2, 2018 and 100,000 options at an exercise price of $4.66 per share expiring on April 13, 2020. The options were granted under the Corporation’s Stock Option Plan.

In April 2013, the Board adopted a majority voting policy. Under this policy, if a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “Majority Withhold Vote”), such director shall promptly tender to the Board an offer to resign as a Corporation director following certification of the shareholder vote by the scrutineer at the Meeting (the “Scrutineer”) for such uncontested election. The Corporate Governance Committee of the Board will duly consider and recommend to the Board whether to accept or reject the resignation offer received from each director who received a Majority Withhold Vote. Following the recommendation of the Corporate Governance Committee, the independent members of the Board will make a determination of the action to take with respect to the offer or resignation, not later than 90 days after written certification of the shareholder vote by the Scrutineer.

According to the policy, the affected director cannot participate in the deliberations of the Corporate Governance Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

To the best of management’s knowledge, and except as set out in the proceeding paragraphs below, no proposed director is, or has been within the last ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any Corporation that:

(a)	was the subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive office or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. (“Eurasia”) up until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the “Management”) were subject to a cease trade order issued by the Ontario Securities Commission (“OSC”), which required all trading in and all acquisitions of securities of Eurasia by Management to cease for a period of 15 days. The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management’s discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the “Year-End Financial Documents”). At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC. The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed in accordance with the Ontario securities legislation. Prior to the issuance of the cease trade order, Patrick Evans had resigned as a director of Eurasia and he has not been involved with Eurasia in any capacity since March 26, 2007.

David Whittle was a director of Image Innovations Holdings Inc. (“Image”), a company incorporated in the United States. Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006. Image’s Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and the Final Decree closing the Chapter 11 cases was entered August 28, 2008.

Jonathan Comerford is a director of Newfoundland and Labrador Refining Corporation (“NLRC”), incorporated under Newfoundland law November 28, 2005. NLRC sought bankruptcy protection under the Canadian Bankruptcy and Insolvency Act on June 19, 2008, and subsequently obtained Court approval for a proposal to creditors to sell or finance NLRC’s projects’ interests.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management’s knowledge, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

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EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means the individual who served as chief executive officer of the Corporation during the most recently completed financial year;

(b)	“Chief Financial Officer” or “CFO” of the Corporation means the individual who served as chief financial officer of the Corporation during the most recently completed financial year;

(c)	“executive officer” of the Corporation means an individual who is a Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d)	“Named Executive Officers” or “NEO” means;

(i)	the CEO;

(ii)	the CFO;

(iii)	each of the Corporation’s three most highly compensated officers (including any of its subsidiaries), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000; and

(iv)	any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year;

(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

(f)	“Share-Based Award” means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

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Compensation Discussion and Analysis

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing the Corporation’s compensation arrangements with its executive officers as determined to be needed.

When reviewing the compensation of the executive officers, as needed, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the executive officers’ total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants, and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

Compensation Philosophy

The Corporation’s compensation philosophy provides that any and all employees, including those consulting in management roles, receive compensation based on the market value for the type of role they perform. Compensation currently includes two elements: (a) consulting fees (pursuant to the consulting agreements with the NEOs), and (b) long-term incentives by way of the grant of stock options in accordance with the policies of the TSX, the NYSE MKT, and the Corporation’s stock option plan (the “Stock Option Plan”). The Corporation does not provide sponsored or defined pension or retirement plans, nor does it provide any other benefit plans. Employees and/or consultants to the Corporation are expected to provide for their own benefits and retirement.

Composition of the Compensation Committee

The Corporation’s Compensation Committee consists of Jonathan Comerford, Carl Verley (Chair), and David Whittle, three (3) non-management directors (each of whom is also an “independent” director, as defined in the National Instrument 52-110 - Audit Committees, United States securities laws and NYSE MKT rules). However, compensation matters may also be reviewed and approved by the Board.

Mr. Comerford, Mr. Verley and Mr. Whittle are directors and/or officers of other companies and have experience in compensation matters.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However, executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

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Executive compensation is generally based on discussion by the Compensation Committee or by the Board. The Corporation entered into consulting agreements with the CEO, Patrick Evans, in November 2005 (amended in August 2009 and May 2013). The Corporation entered into a consulting agreement with the CFO, Bruce Ramsden, in January, 2013. The compensation granted to the CEO and the CFO is primarily cash-based however, Patrick Evans was granted options upon the execution of his consulting agreement (and the amended consulting agreement) in order to align the interests of management and shareholders. For an overview of these consulting agreements, please refer to the discussion below under the heading “Executive Compensation – Employment/Consulting Agreements of NEOs”.

As part of the Compensation Committee’s “Terms of Reference”, the Compensation Committee is tasked with the responsibility of reviewing and recommending any changes to compensation for the Corporation’s senior management, or to defer such discussions to the Board, and to make any recommendations for the granting of options. The Compensation Committee finalized its recommendations to the Board for changes to compensation for management, including the grant of options to Mr. Evans and Mr. Ramsden in February 2014. Directors’ fees were increased in February 2014.

Elements of Compensation

Consulting Fees

Pursuant to the consulting agreements noted above, the CEO and CFO provide consulting services to the Corporation in connection with their respective roles with the Corporation. There are no other NEOs with employment or other agreements with the Corporation.

The Corporation has not retained a compensation consultant or advisor to assist the Board of Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

Long-Term Incentives

The Corporation provides long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX and the Corporation’s Stock Option Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer, if any, and option compensation granted by similar companies to executives with similar responsibilities.

There are no other Long-Term Incentive Plans in place.

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Other Compensation

The Corporation provides no compensation to its NEOs other than the amounts under their respective consulting arrangements and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s Stock Option Plan.

Compensation Risk

In the upcoming year, the Compensation Committee will undertake a review of the risks associated with the Corporation's compensation of its NEOs, other executives (if any), and directors and, based on the review, the Board will determine whether any steps should be taken to mitigate and/or manage any identified risks.

NEOs and directors are discouraged from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, and to the knowledge of the Corporation, no NEO or director has undertaken such hedging transactions. The Corporation does not, however, have a policy expressly prohibiting such purchases.

Employment/Consulting Agreements of NEOs

The Corporation and its subsidiaries have no employment contracts with any Named Executive Officer, but have Consulting Agreements with the CEO and CFO, the Corporation’s only Named Executive Officers.

CEO Compensation

The Corporation has a Consulting Agreement with Patrick Evans for his services as President and CEO which was effective November 1, 2005 and amended in August 2009 and May 2013 (the “Evans Agreement”). The amended agreement allows for the provision of future performance-based bonus payments. The monthly consulting fee under the Evans Agreement is $22,500, and in the year ended December 31, 2014, the Corporation paid or accrued a total of $499,500 in monthly consulting fees and bonuses to Mr. Evans. Effective January 1, 2015 Mr. Evans’ consulting fee was increased to $25,000 per month. Under the Evans Agreement, Patrick Evans is entitled to receive a severance payment equal to six months of his annual compensation in the event that the Evans Agreement is terminated, without cause by the Corporation (as defined in the Evans Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Evans Agreement), Patrick Evans will receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive compensation for the same period, all payable within 30 days of termination. In addition, the Company will fully fund Mr. Evans RBC life insurance policy to maturity through a lump sum payment, estimated at approximately $400,000 based on term of the policy and prevailing interest rates. All stock options held by Mr. Evans will vest upon the Change of Control.

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CFO Compensation

The Corporation entered into a Consulting Agreement with Bruce Ramsden for his services as VP Finance, effective February 1, 2013 and as VP Finance, Chief Financial Officer and Corporate Secretary, effective May 1, 2013 (the “Ramsden Agreement”). The Ramsden provides for a monthly consulting fee of $13,333, and in the year ended December 31, 2014, the Corporation paid or accrued a total of $242,500 in monthly consulting fees and bonuses to Mr. Ramsden. Mr. Ramsden’s consulting fee was adjusted on January 1, 2015 to $16,667 per month. Under the Ramsden Agreement, Bruce Ramsden is entitled to receive a severance payment equal to $135,000 plus all benefits in the event that the Ramsden Agreement is terminated, without cause by the Corporation (as defined in the Ramsden Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Ramsden Agreement), Bruce Ramsden is entitled to receive, within 30 days of the termination, a severance payment equal to $260,000 plus all benefits payable for 12 months. All stock options held by Mr. Ramsden will vest upon the Change of Control.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares, beginning on March 31, 2008, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the five most recently completed financial years of the Corporation.

Mountain Province Diamonds Inc. (“MPV”)
Cumulative Value of $100 Investment January 1, 2009

	Dec 2009	Dec 2010	Dec 2011	Dec 2012	Dec 2013	Dec 2014
MPV	$2.29	$6.50	$3.90	$3.89	$5.29	$4.85
S & P/TSX Composite Index	11,746.11	13,443.22	11,955.09	12,433.50	13,621.55	14,632.44

Over this period of time, the trend in the level of compensation paid to executive officers has been broadly similar to the trend of the Corporation's cumulative total shareholder return relative to the cumulative total return of the S&P/TSX Index, allowing for the increase over this period of the Corporation's management responsibilities and financing requirements as its primary mining project has advanced toward the development phase.

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Share-Based and Option-based awards

The Corporation’s Stock Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the primary responsibility of administering the compensation policies related to the executive management of the Corporation, including option-based awards.

The Corporation does not have share-based awards at this time.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all direct and indirect compensation provided to the Corporation’s Named Executive Officers for the financial years ended December 31, 2014, 2013 and 2012.

NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
Patrick Evans(1) (President and CEO)	2014 2013 2012	$270,000 $260,000 $260,000	Nil Nil Nil	$137,000 $156,700 $231,750	$229,500 $270,000 $180,000	Nil Nil Nil	Nil Nil Nil	Nil $6,667 $20,000	$636,500 $693,367 $691,750
Jennifer Dawson(2) (CFO)	2014 2013 2012	N/A $108,563 $303,087	N/A Nil Nil	N/A Nil $115,875	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A $108,563 $418,962
Bruce Ramsden(3) (CFO)	2014 2013 2012	$165,000 $140,800 N/A	Nil Nil N/A	$68,650 $105,557 N/A	$82,500 $46,080 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	$316,000 $292,437 N/A

(1)	Mr. Evans was paid $270,000 for the year ended December 31, 2014 and $260,000 for the year ended December 31, 2013 and $260,000 for the year ended December 31, 2012, pursuant to the terms of the Evans Agreement for his services as President and CEO as well as the amounts indicated under “Annual Incentive Plans” for the year ended December 31, 2014, December 31, 2013, and the year ended December 31, 2012, also pursuant to the Evans Agreement in August 2009 and May 2013. Mr. Evans is also a director of the Corporation and received a fee of Nil for acting in this capacity for the year ended December 31, 2014, $6,667 for the year ended December 31, 2013, and $20,000 for the year ended December 31, 2012. Mr. Evans’ payment under the annual incentive plan for December 31, 2014 was accrued and paid to him in February 2015. His payment under the annual incentive plan for December 31, 2014 was earned by him and paid by the Corporation in February 2015.

(2)	Ms. Dawson left the Company on April 30, 2013.

(3)	Mr. Ramsden joined the Company on February 1, 2013 as VP Finance and on May 1, 2013 as VP Finance, CFO and Corporate Secretary.

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(4)	In the fiscal year ended December 31, 2014, 100,000 stock options were granted to Mr. Evans in his capacity as President and CEO, and 50,000 to Mr. Ramsden in his capacity as CFO. These options were granted on February 14, 2014. Mr. Evans and Mr. Ramsden’s options vested immediately and expire on February 13, 2019. They have an exercise price of $5.29 per share. They were valued using the Black-Scholes model (a common methodology) as the methodology to calculate the grant date fair value and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards: Dividend yield – nil; Expected volatility – 38.19%; Risk-free rate of return – 1.21%; Expected life of options – 2.7 years. The fair value at the time of grant was calculated to be $205,950 for the options granted to Mr. Evans and Mr. Ramsden.

Incentive Plan Awards

The Corporation does not have any incentive plans for NEOs except for Mr. Evans and Mr. Ramsden, pursuant to the Evans and Ramsden Agreements, as previously discussed.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the more recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Patrick Evans	100,000 100,000 100,000 100,000	$5.29 $5.00 $6.13 $4.84	February 13, 2019 May 13, 2018 January 9, 2016 March 7, 2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Bruce Ramsden	50,000 100,000	$5.29 $4.08	February 13, 2019 January 31, 2018	Nil $77,000	Nil Nil	Nil Nil	Nil Nil

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $4.85, and the exercise or base price of the vested options.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2014 for each Named Executive Officer. There were no share-based awards or non-equity incentive plan compensation amounts:

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NEO Name	Option-Based Awards – Value Vested during the Year(1) ($)
Patrick Evans	Nil
Bruce Ramsden(2)	$25,666

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option. Options granted during the year vested immediately and the exercise price represented market value at the time of the grant (and vesting).

(2)	Mr. Ramsden commenced as CFO on May 1, 2013.

Stock Option Plan

The Stock Option Plan was established on November 26, 1998 and later amended on September 27, 2002, September 10, 2009. It was approved by the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation on September 10, 2009 and re-approved at the annual meeting of shareholders on June 14, 2012. The Stock Option Plan allows the Board, from time to time and in its sole discretion, to determine the eligibility of those directors, employees and other persons who provide ongoing services to the Corporation, who are eligible to participate under the Stock Option Plan. The Board believes that stock options provide an effective tool for the Corporation to enable it to attract and retain key personnel in the face of competition from larger companies.

The Stock Option Plan provides that the maximum number of shares that may be reserved for issuance will be 10% of the Corporation’s issued and outstanding shares at the time of the grant. As of May 12, 2015 there are 2,285,000 stock options outstanding representing 1.4% of the issued and outstanding common shares of the Corporation.

The material terms of the Stock Option Plan are as follows:

1.	In no case may the issuance of shares under the Stock Option Plan and any other share compensation arrangement of the Corporation result in:

(a)	the number of shares reserved for issuance:

(i)	to insiders exceeding 10% of the Corporation’s issued and outstanding share capital; or

(ii)	to any one person exceeding 5% of the Corporation’s issued and outstanding share capital;

(b)	the number of shares issued within a one year period:

(i)	to insiders exceeding 10% of the Corporation’s issued and outstanding share capital; or

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(ii)	to any one insider and its associates exceeding 5% of the Corporation’s issued and outstanding share capital.

2.	The exercise price of any option issued under the Stock Option Plan shall not be less than the market value of the Common Shares as of the date of the grant. The market value of the Common Shares shall be determined in accordance with the Stock Option Plan, but in any event shall not be less than the closing price of the Common Shares on the TSX on the business day immediately prior to the date of the grant. If the Corporation’s Common Shares are not listed on an organized trading facility, then the market value will be, subject to the necessary approvals of the applicable regulatory authorities, that value as is determined by resolution of the Board.

3.	Subject to all applicable securities laws and regulations and the rules and policies of all applicable regulatory authorities, the Board may attach terms and conditions to a grant of option under the Stock Option Plan. These terms and conditions may include, but are not necessarily limited to, the following:

(a)	providing that an option expires on a specified date after the option holder ceases to be a director or employee of the Corporation or ceases to provide services to the Corporation;

(b)	providing that a portion or portions of an option vest after certain periods of time or expire after certain periods of time; and

(c)	providing that an option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Corporation.

4.	The expiry date of an option under the Stock Option Plan shall be the date so fixed by the Board on the date of the grant, provided such expiry date shall be no later than the tenth anniversary of the date of the grant.

5.	Options issued under the Stock Option Plan may not be assigned or transferred except to the legal personal representatives of a deceased optionee.

6.	The Stock Option Plan provides for the cashless exercise of options in the event of a bona fide offer (an “Offer”) for common shares of the Corporation made to holders of options, or to shareholders of the Corporation generally, or to a class of shareholders which includes the option holders, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning given to “control person” in the Securities Act (Ontario), and all stock options will become vested and any optionee may surrender his or her options to the Corporation and receive a payment equal to:

(a)	if the Offer is a cash offer, the difference between the option price and the offer price under the Offer; and

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(b)	if the Offer is in securities of the offeror, a number of securities of the offeror based on the difference between the Offer consideration and the option exercise price, multiplied by the number of Common Shares held under option.

If the Offer is not completed in the time and manner specified in the Offer, or if the Offeror does not take up all Common Shares tendered by the Option Holder, any Common Shares issued upon exercise of stock options may be returned to the Corporation and the stock options reinstated.

7.	If the Stock Option Plan is not re-approved at the Meeting, any existing options will remain in effect so long as such options remain outstanding. However no further grants of stock options may be made by the Corporation until a stock option plan is approved by the shareholders. Any Common Shares subject to a stock option which for any reason is cancelled or terminated without having been exercised shall not be available for further stock option grants. Options that are exercised shall not be available for subsequent option grants.

8.	The Board may from time to time amend the Stock Option Plan and the terms and conditions of any option granted under the Stock Option Plan without obtaining shareholder approval and, without limitation, may make amendments for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Stock Option Plan, or for any other purpose which may be permitted by all relevant laws, regulations, rules and policies provided that any such amendment shall not alter the terms or conditions of any option issued under the Stock Option Plan or impair any right of any option holder pursuant to any option awarded prior to such amendment. The Board’s discretion includes, without limitation, the authority to make amendments respecting administration of the plan, to change the class of eligible persons under the plan, to substitute any option with another award of the same or a different type, to adjust for any share consolidation or reclassification, to clarify any ambiguity, inconsistency or omission in the Stock Option Plan and other amendments of a clerical or housekeeping nature, to alter the vesting or termination provisions, and to modify the mechanics of exercise.

9.	The exercise price of any outstanding stock option granted to any non-insiders of the Corporation may not be reduced unless shareholder approval is obtained. The exercise price of any outstanding stock option may not be reduced and the original exercise period may not be extended to the benefit of insiders of the Corporation unless disinterested shareholder approval is obtained.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

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Termination and Change of Control Benefits

Except as disclosed above under the heading “Executive Compensation – Employment/Consulting Agreements of NEOs”, the Corporation and its subsidiaries do not have any contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Corporation, or change in a Named Executive Officer’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year ended December 31, 2014:

Director Name~~(1)~~	Fees Earned ($)(1)	Other fees earned(2)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jonathan Comerford	$40,000	$25,000	Nil	Nil	Nil	Nil	Nil	$65,000
Peeyush Varshney	$33,750	Nil	Nil	Nil	Nil	Nil	Nil	$33,750
Carl Verley	$35,000	Nil	Nil	Nil	Nil	Nil	Nil	$35,000
David Whittle	$35,000	$35,000	Nil	Nil	Nil	Nil	Nil	$70,000
Bruce Dresner	$30,000	$25,000	Nil	Nil	Nil	Nil	Nil	$55,000

(1)	Effective January 1, 2014, compensation for the directors has been approved at the following levels: the Chairman of the Board is entitled to receive $40,000 per annum, the Chairman of the Audit Committee is entitled to receive $35,000 per annum, the director serving as the Corporation’s Qualified Person is entitled to receive $35,000 per annum, the Director serving as the Corporate Governance Chairman is entitled to receive $35,000 per annum and all other directors are entitled to receive $30,000 per annum. These amounts continue to be paid semi-annually in advance.

(2)	Special Committee established to evaluate the Project Financing for the Gahcho Kue Project.

As stated previously in this Information Circular, the Corporation has a stock option plan for the granting of incentive stock options to the officers, employees, and directors. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to those of the shareholders. For further details about the Stock Option Plan, please refer to the discussion above under the heading “Executive Compensation – Stock Option Plan”.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Jonathan Comerford	150,000	$5.28	July 2, 2018	Nil	Nil	Nil	Nil
Peeyush Varshney	100,000	$5.28	July 2, 2018	Nil	Nil	Nil	Nil
David Whittle	100,000	$5.28	July 2, 2018	Nil	Nil	Nil	Nil
Carl Verley	100,000	$5.28	July 2, 2018	Nil	Nil	Nil	Nil
Bruce Dresner	100,000 50,000	$4.06 $5.28	March 10, 2018 July 2, 2018	$79,000 Nil	Nil Nil	Nil Nil	Nil Nil

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $4.85, and the exercise or base price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2014 for each non-executive director. There were no share-based awards or non-equity incentive plan compensation amounts:

Director Name	Option-Based Awards – Value Vested during the Year (1) ($)
Jonathan Comerford	Nil
Bruce Dresner	$79,000
Peeyush Varshney	Nil
Carl Verley	Nil
David Whittle	Nil

(1)	The value of unexercised in-the-money options on the date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value ($4.85) of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to the Corporation, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

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APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants (“KPMG”), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Board of Directors. National Policy 58-201 – Corporate Governance Disclosure (“NI 58-201”) and the Sarbanes-Oxley Act of 2002 (the “Act”), the rules adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to the Act, and the NYSE MKT corporate governance rules (the “NYSE MKT Rules”) as they apply to foreign private issuers, together establish corporate governance guidelines which apply to the Corporation. Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interests of its shareholders and contribute to effective and efficient decision making. NI 58-101 – Disclosure of Corporate Governance Practices requires that each reporting company disclose its corporate governance practices on an annual basis.

The Corporation’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of six directors. All the six proposed nominees are current directors.

Independence

Section 1.4 of National Instrument 52-110 (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

Applying the definition set out in section 1.4 of NI 52-110, and applicable United States securities laws and NYSE MKT Rules, five of the six members of the Board are independent. The members who are independent are: Jonathan Comerford, Carl Verley, David Whittle, Bruce Dresner, and Peeyush Varshney.

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Patrick Evans is not independent by virtue of the fact that he is an executive officer of the Corporation (Mr. Evans has been the President and CEO since November 2005).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Information Circular:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Patrick Evans	Kennady Diamonds Inc.
Jonathan Comerford	Kennady Diamonds Inc.
Bruce Dresner	Sherman Fairchild Foundation (nonprofit)
Peeyush Varshney	Afrasia Mineral Fields Inc.; Mexigold Corp.; Trigen Resources Inc.; Minaean International Corp.; Open Gold Corp.; Broome Capital Inc.; Canada Zinc Metals Corp.; Margaret Lake Diamonds Inc. (formerly JDV Capital Corp.)
Carl Verley	Kennady Diamonds Inc.
David Whittle	Kennady Diamonds Inc.

Meetings of Directors

The Board meets as necessary in the absence of management to ensure the Board’s functional independence from management. The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of the Corporation’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance. The independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management). Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other independent of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

Independence of Chair

The Corporation’s corporate governance structure recognizes the value of separating the offices of the Chair and the CEO. Patrick Evans is the Corporation’s President and Chief Executive Officer and the Board is chaired by Jonathan Comerford, an independent director.

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Attendance

The Board meets on a regularly scheduled basis and more frequently if required. During the most recently completed year ended December 31, 2014, the Board met eleven times. Jonathan Comerford, Patrick Evans, David Whittle, Carl Verley and Bruce Dresner attended all eleven meetings and Peeyush Varshney attended ten meetings.

Board Mandate

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board actively oversees the development, adoption and implementation of the Corporation’s strategies and plans. The Board’s responsibilities include:

(a)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting the Corporation;

(b)	the Corporation’s strategic planning process,

(c)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage risk,

(d)	reviewing significant operational and financial issues as they arise and providing direction to management of these matters

(e)	acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements

(f)	evaluating the effectiveness of senior management and establishing their compensation,

(g)	evaluating whether or not directors receive the information they require to perform their duties as directors,

(h)	the Corporation’s succession planning, including appointing, training and monitoring senior management,

(i)	the Corporation’s major business development initiatives,

(j)	the integrity of the Corporation’s internal control and management information systems,

(k)	the Corporation’s policies for communicating with shareholders and others, and

(l)	the general review of the Corporation’s results of operations.

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The Board considers certain decisions to be of sufficient importance to the Corporation and as such, requires management to seek the prior approval of the Board with respect to these decisions. Such decisions include:

(a)	approval of the annual capital budget and any material changes to the operating budget,

(b)	approval of the Corporation’s business plan and monitoring performance,

(c)	acquisition of, or investments in, new business,

(d)	changes in the nature of the Corporation’s business,

(e)	changes in senior management, and

(f)	all matters as required under the Business Corporations Act (Ontario).

Position Descriptions

There are no written position descriptions for the Chair of the Board and the chairs of each Board committee. The roles and responsibilities of each Board committee are included in the “Terms of Reference” for each Board committee. It is understood by the Board committee chairs that they are responsible for the overall management, guidance, and functioning of their respective committee. As well, there exists a Corporation Mandate for the Board, and the Chair of the Board understands that it is his role to ensure the overall management, guidance, and functioning of the Board.

The duties and responsibilities of the President and CEO are included in the Evans Agreement including the power and authority to manage, supervise and direct the Corporation’s business and affairs, and to undertake such other duties as may, from time to time, be assigned to the President and CEO by the Board. Such duties and responsibilities are indicated to be subject always to the control and direction of the Board.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Corporation has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an as-needed basis.

With respect to current directors, they are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at Board meetings. Directors are also provided with the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

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Business Conduct Policy

The Corporation has adopted a Business Conduct Policy (May 2006, amended in September 2010) posted on its website and available on SEDAR at www.sedar.com and on the SEC’s website at http://sec.gov/edgar.shtml as an exhibit to the Corporation’s annual report on Form 20-F for the year ended March 31, 2006. The amended Business Conduct Policy was included in an exhibit to the Corporation’s annual report on Form 20-F for the year ended December 31, 2010.

Shareholders may request copies of the Corporation’s Business Conduct Policy by contacting the Corporation at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, or by telephone at 416-361-3562.

Annually, the Corporation’s officers and key consultants provide their recognition of the current policy and understanding of its importance. The Business Conduct Policy provides guidance to the directors and officers individually, and to the Board as a whole, to ensure the exercise of independent judgment in considering transactions and agreements where a director or officer might have a material interest. Having an independent director, Jonathan Comerford, as the chair of the Board, also helps to ensure independent judgment and to encourage and promote a culture of ethical business conduct.

The Board considers that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

The Board does not have a separate nominating committee. The Corporate Governance Committee will assess the performance and qualification of directors and assesses and recommend potential nominees to the Board, as needed.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and Committees.

Board Committees

Committees of the Board are an integral part of the Corporation’s governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee - established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors, each of whom is also independent. The committees, their mandates and memberships are outlined below.

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Compensation Committee

The Compensation Committee, in consultation with the President of the Corporation, reviews and recommends to the Board for approval all matters relating to the compensation of executives of the Corporation. The Compensation Committee has no formal compensation policy. The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

However, compensation matters may also be reviewed and approved by the Corporation’s entire board of directors.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

Since January 1, 2014, the beginning of the most recently completed financial year, the Compensation Committee four meetings, on February 4, 2014, May 12, 2014, February 4, 2015 and April 13, 2015 in consideration of the Committee’s recommendation to the Board of compensation matters. These compensation matters included the annual incentive award to Mr. Evans and Mr. Ramsden, the granting of options to Mr. Evans, Mr. Ramsden and other employees and consultants, and the compensation for directors.

The Committee is composed of Jonathan Comerford, Carl Verley (Chair) and David Whittle, all of whom are independent directors.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. The Committee has proposed to the Board that nominations be formally added to its mandate, and the Committee be reconstituted as the Corporate Governance and Nominating Committee. During the most recently completed financial year, the Corporate Governance Committee met Nil times. The Corporate Governance Committee is composed of Bruce Dresner, Carl Verley and Peeyush Varshney (Chair), all of whom are independent directors.

Audit Committee

Audit Committee Charter

The text of the Corporation’s Audit Committee Charter is attached as Schedule “A” to this Information Circular.

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The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of David Whittle (Chair), Jonathan Comerford, and Peeyush Varshney, all of whom are independent directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110.

Relevant Education and Experience

David Whittle, Chair of the Audit Committee, is a Canadian-qualified Chartered Accountant in good standing with nineteen years’ experience as a director and senior executive and financial officer of various public companies listed in both Canada and the United States. Jonathan Comerford has a Masters in Business from the Michael Smurfit Business School and a Bachelor of Economics from University College, Dublin, and serves as Investment Manager at International Investment and Underwriting. Peeyush Varshney has a Bachelor of Commerce and extensive executive experience with several public companies.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation’s auditor, for the fiscal year ended December 31, 2014, have been pre-approved by the Audit Committee of the Corporation. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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Audit Fees

“Audit Fees” are the aggregate fees billed by KPMG LLP (“KPMG”) for the audit of the Corporation’s consolidated annual financial statements, assistance with interim financial statements, attestation services provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Corporation’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

Aggregate audit fees billed in fiscal December 31, 2014 by KPMG were $202,000 including fees for audits of the 2014 consolidated financial statements, interim reviews of March 31, 2014, June 30, 2014 and September 30, 2014 periods. The Corporation was billed $211,759 in the fiscal year ending December 31, 2013.

Audit-Related Fees

“Audit-Related Fees” are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements including IFRS, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Corporation, and if applicable, audits of financial statements of a company's employee benefit plan.

"Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2014 were nil and nil for the fiscal year ending December 31, 2013. All such services were approved by the Audit Committee.

Tax Fees

“Tax Fees” are fees for professional services rendered by KPMG for tax compliance, and tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal December 2014 by KPMG were $69,700 (December 31, 2013- $15,000) of which $16,000 relates to tax compliance and $53,700 relates to services in connection with income tax advice and the structuring of two wholly owned subsidiaries. These services were approved by the Audit Committee.

All Other Fees

In the fiscal year ending December 31, 2014, aggregate fees billed by KPMG were nil for advice (December 31, 2013 - nil).

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RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.mountainprovince.com. Management is available to shareholders to respond to questions and concerns. The Board believes that management’s communications with shareholders, and the avenues available to shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders, please advise us at: Corporate Secretary, Mountain Province Diamonds Inc., 161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario M5J 2S1; through info@mountainprovince.com; or by fax to 416-603-8565.

EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board’s access to information relating to the operations of the Corporation, through direct communication with the CEO and/or VP Finance, CFO and Corporate Secretary, through the membership on the Board of a key member of management, and the attendance of the VP Finance, CFO and Corporate Secretary at Board meetings, are considered key elements to the effective and informed functioning of the Board of the Corporation.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation’s management responds ably to this expectation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out information for the Corporation’s most recently completed financial year ended December 31, 2014 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,400,000	$5.08	12,120,455
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,400,000	$5.08	12,120,455

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PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements and Auditors’ Report Thereon

At the Meeting, shareholders will have placed before them the financial statements for the most recently completed financial year and the auditor’s report thereon.

Re-Approval of Stock Option Plan

The Stock Option Plan was established on November 26, 1998 and amended on September 27, 2002 and September 10, 2009 (the “Stock Option Plan”). The Stock Option Plan was approved by the shareholders at the annual and special meeting of shareholders of the Corporation on September 10, 2009 and re-approved at the annual meeting of shareholders on June 14, 2012. The Stock Option Plan requires the re-approval of the shareholders of the Corporation at the Meeting.

For details regarding the material terms of the Stock Option Plan, please refer to the discussion above under the heading “Executive Compensation – Stock Option Plan”.

A copy of the Stock Option Plan is attached hereto as Schedule “B”.

At the Meeting, the shareholders will be asked to consider and, if thought fit, approve a resolution to re-approve the Stock Option Plan, the text of which is as follows:

“WHEREAS:

1.	the shareholders of the Corporation approved on September 10, 2009 and re-approved on June 14, 2012 a Stock Option Plan (the “Stock Option Plan”) which does not have a fixed maximum number of common shares issuable;

2.	the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

BE IT RESOLVED THAT:

1. all unallocated options under the Stock Option Plan be and are hereby approved;

2.	the Corporation have the ability to continue granting options under the Stock Option Plan until June 16, 2018, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

3.	any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.”

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INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE AMENDED PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE CORPORATION IS THEREFORE SOUGHT.

A total of 2,519,462 shares of the Corporation will be excluded from the shareholder vote with respect to the Stock Option Plan.

Directors’ Recommendation

The Corporation’s board of directors recommends that shareholders vote “FOR” the Stock Option Plan resolution. In the absence of contrary instructions, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the approval of the Stock Option Plan resolution.

Unless a proxy specifies that the shares it represents are to be voted against the Stock Option Plan resolution or the proxy is from an insider of the Corporation, the proxies named in the accompanying form of proxy intend to vote in favour of the Stock Option Plan resolution.

Standby Guarantee Fee Payable in Common Shares

On February 18, 2015 the Corporation announced a C$95 million rights offering (the “Offering”). The Company entered into a Standby Guarantee Agreement (the “Standby Agreement”) with its major shareholder, Mr. Dermot Desmond, in terms of which Mr. Desmond undertook to fully subscribe for those rights not otherwise subscribed for under the Offering. As compensation for performing his obligations under the Standby Agreement, the Corporation agreed to pay to Mr. Desmond a fee (the “Standby Fee”) equal to 3.0% of the aggregate subscription price to be paid for the 23,761,783 common shares to be issued under the Offering.

The Standby Fee is payable in cash in the amount of $2,850,000.00 or, if agreed to by the Corporation and Mr. Desmond, and subject to TSX approval and the approval of shareholders of the Corporation, in common shares of the Corporation at a price per share equal to the Offering price of $4.00 per common share, for a total of 712,500 common shares representing 0.4% of the Corporation’s issued and outstanding share capital before the issuance. Mr. Desmond and the Corporation have agreed that the Standby Fee will be payable in common shares of the Corporation, subject to TSX and shareholder approval.

As the Offering was fully-subscribed, Mr. Desmond did not subscribe for any additional shares under the Offering pursuant to the standby commitment.

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As the Corporation is a reporting issuer in Ontario and other jurisdictions in Canada, the proposed Standby Fee share issuance is also subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a multilateral instrument of the Canadian Securities Administrators intended to regulate certain transactions to ensure the protection and fair treatment of minority security holders. MI 61-101 requires, in certain circumstances, enhanced disclosure, approval by a majority of security holders excluding interested or related parties and the preparation of independent valuations and approval.

The protections afforded by MI 61-101 apply to “related party transactions” (as such term is defined in MI 61-101). The proposed Standby Fee share issuance is a “related party transaction” under MI 61-101 as the Corporation is proposing to issue securities to an insider of the Corporation qualifying as a “related party” (as such term is defined in MI 61-101). Mr. Desmond is an insider and a “related party” to the Corporation by virtue of owning more than 10% of the issued and outstanding voting common shares of the Corporation.

While the proposed Standby Fee share issuance constitutes a “related party transaction” under MI 61-101, it is not subject to the requirement to obtain a formal valuation. The Corporation is exempt from such requirement in MI 61-101 since the fair market value of the proposed Standby Fee share issuance would not exceed 25% of the Corporation’s market capitalization at the time the proposed Standby Fee share issuance was negotiated between the Corporation and Mr. Desmond. There were no prior valuations in respect of the Corporation that relate to or are otherwise relevant to the proposed Standby Fee share issuance.

In accordance with TSX policies and MI 61-101, disinterested shareholders of the Corporation will be asked to approve the following resolution authorizing the issuance of 712,500 common shares of the Corporation in payment and full satisfaction of the Standby Fee:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Subject to the approval of the TSX, the Corporation be and is hereby authorized to issue an aggregate of 712,500 common shares of the Corporation to Mr. Dermot Desmond, in lieu of $2,850,000.00 of cash consideration, in settlement of the standby fee payable to Mr. Desmond pursuant to the provisions of the Standby Guarantee Agreement dated February 17, 2015 between the Corporation and Mr. Desmond; and

2.	Any one director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with these resolutions, the execution of any such document or the doing of any such other act or thing by an director or officer of the Corporation being conclusive evidence of such determination.”

In accordance with the requirement to obtain disinterested shareholder approval, shares beneficially owned by Mr. Desmond and by his associates or affiliates (as such terms are defined in TSX policies) will not be eligible to vote on this resolution. As at the date hereof, Mr. Desmond owns or controls, directly or indirectly, in the aggregate 36,150,928 shares representing approximately 22.7% of the issued and outstanding common shares of the Corporation.

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Directors’ Recommendation

The Corporation’s board of directors recommends that shareholders vote “FOR” the approval of the Standby Fee share issuance resolution. In the absence of contrary instructions, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the approval of the Standby Fee share issuance resolution.

Unless a proxy specifies that the shares it represents are to be voted against the Standby Fee share issuance resolution or the proxy is from Mr. Desmond or an associate, affiliate or holding company related to Mr. Desmond, the proxies named in the accompanying form of proxy intend to vote in favour of the Standby Fee share issuance resolution.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year which is filed on SEDAR. The Corporation also files with the United States Securities and Exchange Commission and the NYSE MKT and its Annual Report on Form 20-F is available at www.sec.gov/edgar.shtml.

Shareholders may request copies of the Corporation’s financial statements and management discussion and analysis by contacting the Corporation at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, by fax to 416-603-8565, or by telephone at 416-361-3562.

APPROVALS AND SIGNATURE

The contents and distribution of this Information Circular to each shareholder entitled to receive notice of the Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, has been approved by the Board.

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DIRECTOR’S APPROVAL

The contents and distribution of this Information Circular to the shareholders of the Corporation has been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of May 12, 2015.

ON BEHALF OF THE BOARD

"Patrick Evans"
PATRICK EVANS
President and Chief Executive Officer

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SCHEDULE “A”

Mountain Province Diamonds Inc.

Charter of the

Audit Committee of the Board of Directors

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Mountain Province Diamonds Inc (“MPV” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPV’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor’s independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV’s external auditor.

B.	Composition

1.	The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

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2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4.	The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.	The Committee shall meet periodically with MPV’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV’s consolidated financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to MPV’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.	review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;

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(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing the adequacy of any reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

•	review with management all interim consolidated financial statements of MPV and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;

•	be satisfied that adequate procedures are in place for the review of MPV’s public disclosure of financial information extracted or derived from MPV’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

•	review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;

•	review with management and recommend to the Board for approval, MPV’s Annual Information Form;

•	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees, and make a recommendation to the Board as to the compensation of the external auditor;

(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

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(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor’s independence, including, without limitation:

(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)	pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;

3.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and

(b)	review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV’s response and follow-up to any identified weaknesses;

4.	with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

5.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

6.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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SCHEDULE “B”

MOUNTAIN PROVINCE DIAMONDS INC.

STOCK OPTION PLAN

dated November 26, 1998

(AMENDED SEPTEMBER 27, 2002
AND FURTHER AMENDED

SEPTEMBER 10, 2009

AND MAY 12, 2015)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions	1
1.2	Choice of Law	2
1.3	Headings	2

Article 2
PURPOSE AND PARTICIPATION

2.1	Purpose	3
2.2	Participation	3
2.3	Notification and Award	3
2.4	Copy of Plan	3
2.5	Limitation	4

Article 3
TERMS AND CONDITIONS

3.1	Board to Issue Shares	4
3.2	Number of Shares	4
3.3	Term of Option	4
3.4	Termination of Option	4
3.5	Exercise Price	4
3.6	Additional Terms	5
3.7	Assignment of Options	6
3.8	Adjustments	6
3.9	Approvals	6

Article 4
EXERCISE OF OPTION

4.1	Exercise of Options	6
4.2	Issue of Share Certificates	6
4.3	Condition of Issue	7
4.4	Cashless Exercise	7

Article 5
ADMINISTRATION

5.1	Administration	8
5.2	Interpretation	8
5.3	Status of Options granted under Previous Plans	8

Article 6
AMENDMENT AND TERMINATION

6.1	Amendment	9
6.2	Retrospective Amendment	10
6.3	Termination	10
6.4	Agreement	10

STOCK OPTION PLAN

Article 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Administrator” means, initially, the secretary of the Company and thereafter shall mean such director or senior officer or employee of the Company as may be designated as Administrator by the Board from time to time.

(b)	“Award Date” means the date on which the board awards a particular Option.

(c)	“Board” means the board of directors of the Company.

(d)	“Company” means Mountain Province Diamonds Inc., including its affiliates, as defined in the OBCA.

(e)	“Director” means any individual holding the office of director of the company.

(f)	“Employee” means any individual regularly employed on a full-time basis by the Company or any of its subsidiaries and such other individuals as may, from time to time, be permitted by the rules and policies of the applicable Regulatory Authorities to be granted options as employees or as an equivalent thereto.

(g)	“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule “B” hereto, duly executed by the Option Holder.

(h)	“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date.

(i)	“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.5.

(j)	“Expiry Date” means the date determined in accordance with paragraph 3.3 and after which a particular Option cannot be exercised.

(k)	“Market Value” means the market value of the Company’s Shares as determined in accordance with paragraph 3.5.

(l)	“OBCA” means the Business Corporation Act (Ontario), R.S.O. 1990, c. B.16 and any amendments thereto.

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(m)	“Option” means an option to acquire Shares, awarded to a Director, Employee or Other Person pursuant to the Plan.

(n)	“Option Certificate” means the certificate, in the form set out as Schedule “A” hereto, evidencing an Option.

(o)	“Option Holder” means a Director, Employee or Other Person, or former Director, Employee or Other Person, who holds directly or indirectly through a wholly owned holding company or registered retirement savings plan an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(p)	“Other Persons” means other persons who provide ongoing services to the Company and who are entitled to receive options therefore pursuant to the rules of the Regulatory Authorities.

(q)	“Plan” means this stock option plan.

(r)	“Personal Representative” means:

(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(s)	“Regulatory Authorities” means all stock exchanges and other organized trading facilities on which the Company’s Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company.

(t)	“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital stock of the Company.

1.2	Choice of Law

The Plan is established under and the provisions of the Plan shall be subject to and interpreted and construed in accordance with the laws of the Province of Ontario.

1.3	Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

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Article 2

PURPOSE AND PARTICIPATION

2.1	Purpose

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Other Persons, to reward such of those Directors, Employees and Other Persons as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors, Employees and Other Persons to acquire Shares as long term investments.

2.2	Participation

The Board shall, from time to time and in its sole discretion, determine those Directors, Employees and Other Persons, if any, to whom Options are to be awarded. The Board may, in its sole discretion, grant the majority of the Options to insiders of the Company. However, in no case will the issuance of Shares under the Plan and under any proposed or existing share compensation arrangement result in:

(a)	the number of Shares reserved for issuance:

(i)	to insiders exceeding 10% of the Company’s issued and outstanding share capital; or

(ii)	to any one person exceeding 5% of the Company’s issued and outstanding share capital;

(b)	the number of Shares issued within a one year period:

(i)	to insiders exceeding 10% of the Company’s issued and outstanding share capital; or

(ii)	to any one insider and its associates exceeding 5% of the Company’s issued and outstanding share capital.

2.3	Notification and Award

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4	Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

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2.5	Limitation

The Plan does not give any Option Holder that is:

(a)	a Director the right to serve or continue to serve as a Director of the Company;

(b)	an Employee the right to be or to continue to be employed by the Company; or

(c)	an Other Person the right to be or continue to be retained by the Company to provide services to the Company.

Article 3

TERMS AND CONDITIONS

3.1	Board to Issue Shares

The Shares to be issued to Option Holders upon the exercise of Options shall be authorized and unissued Shares, the issuance of which shall have been authorized by the Board.

3.2	Number of Shares

The maximum number of Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Shares issued and outstanding at the time of the grant.

Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

Options that have been exercised shall be available for subsequent grants under the Plan and the Company shall reserve additional Shares for issuance pursuant to such Options.

3.3	Term of Option

Subject to paragraph 3.4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided such date shall be no later than the tenth anniversary of the Award Date of such Option.

3.4	Termination of Option

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum number of Shares in respect of which an Option Holder may exercise part of any Option held by such Option Holder. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Toronto, Ontario on the Expiry Date.

3.5	Exercise Price

The price at which an Option Holder may purchase a Share upon the exercise of an Option shall be as set forth in the Option Certificate issued in respect of such Option and in any event shall not be less than the Market Value of the Company’s Shares as of the Award Date. The Market Value of the Company’s Shares for a particular Award Date shall be determined as follows:

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(a)	if the Company’ s Shares are listed on more than one organized trading facility, then Market Value shall be the simple average of the Market Values determined for each organized trading facility on which those Shares are listed as determined for each organized trading facility in accordance with subparagraphs (b) and (c) below, but in any event not less than the closing price of the Shares on The Toronto Stock Exchange on the business day immediately prior to the Award Date;

(b)	for each organized trading facility on which the Shares are listed, Market Value will be the closing price of the Shares on the business day immediately prior to the Award Date;

(c)	if the Company’s Shares trade on an organized trading facility outside of Canada, then the Market Value determined for that organized trading facility will be converted into Canadian dollars at a conversion rate determined by the Administrator having regard for the published conversion rates as of the Award Date;

(d)	If the Company’s Shares are listed on one or more organized trading facilities but have not traded on the business day immediately prior to the Award Date, then the Market Value will be, subject to the necessary approvals of the applicable Regulatory Authorities, that value as is determined by resolution of the Board; and

(e)	if the Company’s Shares are not listed on an organized trading facility, then the Market Value will be, subject to the necessary approvals of the applicable Regulatory Authorities, that value as is determined by resolution of the Board.

3.6	Additional Terms

Subject to all applicable securities laws and regulations and the rules and policies of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the grant of a particular Option, such terms and conditions to be referred to in a schedule attached to the Option Certificate. These terms and conditions may include, but are not necessarily limited to, the following:

(a)	providing that an Option expires on a specified date after the Option Holder ceases to be a Director or Employee of the company or, if an Other Person, ceases to provide services to the Company;

(b)	providing that a portion or portions of an Option vest after certain periods of time or expire after certain periods of time; and

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(c)	providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Company.

3.7	Assignment of Options

Options may not be assigned or transferred, provided that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.

3.8	Adjustments

If, prior to the complete exercise of any Option, the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the “Event”), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9	Approvals

This Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.

Article 4

EXERCISE OF OPTION

4.1	Exercise of Options

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 4:00 p.m. local time in Toronto, Ontario on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option. Alternately, the Option Holder may arrange for a member broker firm of The Toronto Stock Exchange to deliver a cheque against delivery of the Shares purchased.

4.2	Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased and if the Option has not been completely exercised, the Administrator shall concurrently forward a new Option Certificate to the Option Holder for the balance of Shares available under the Option.

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4.3	Condition of Issue

The Options and the issue of Shares by the Company pursuant to the exercise of Options are subject to the terms and conditions of this Plan and to compliance with the applicable securities laws, regulations, rules and policies of the Regulatory Authorities. The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Company any information, report and/or undertakings required to comply with, and to fully cooperate with the Company in complying with, such laws, regulations, rules and policies.

4.4	Cashless Exercise

4.4.1	If a bona fide offer (an “Offer”) for Shares is made to an Option Holder or to shareholders of the Company generally or to a class of shareholders which includes the Option Holder, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to “control person” in the Securities Act (Ontario), the Company will, immediately upon receipt of notice of the Offer, notify each Option Holder of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Option Holder so as to permit the Option Holder to tender the Shares received upon such exercise, pursuant to the Offer.

However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the Option Holder pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of Section 4.4.1(b) hereof, the Shares that are not taken up and paid for, may be returned by the Option Holder to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section 4.4, the Company will immediately refund the exercise price to the Option Holder for such Shares.

4.4.2	In any case where an Option is exercisable in the circumstances set out in Section 4.4.1, the Option 3 Holder shall be entitled, but not obligated, to send a written notice to the Company of its election to surrender all of its Options, so as to allow for a “cashless exercise”. Upon receipt of such written notice by the Company, each Option Holder shall be entitled to surrender its Option to the Company, and shall be entitled to receive:

(a)	in the event that the Offer is in cash, an amount equal to the product of the number of shares held under option and the difference between the exercise price of each option held and the Offer price; or

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(b)	in the event that the Offer is in securities of the offeror, that number of securities as equals the value of the product of the number of shares held under option and the difference between the exercise price of each option held and the Offer consideration; such value per share determined by the following formula:

A x (X-Y)
       X

Where:

A is the number of Options tendered to the Offer;

X is the price per Share as provided under the Offer;

Y is the exercise price of the subject Options;

Provided however, that in the circumstances set out in subsections 4.4.1(a) or 4.4.1(b), the Option shall be reinstated in the manner set out in the last paragraph of Section 4.4.1, adopted mutatis mutandis.

Article 5

ADMINISTRATION

5.1	Administration

The Plan shall be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator, to any Director, officer or employee of the Company or to a committee consisting of such persons such administrative duties and powers as it may see fit.

5.2	Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not he subject to any dispute by any Option Holder. No member of the Board or any personal acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

5.3	Status of Options granted under Previous Plans

Any existing options granted prior to the implementation of this Plan will remain subject to the plan under which they were granted and such previous plans will remain in effect with respect to such options so long as such options remain outstanding.

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Article 6

AMENDMENT AND TERMINATION

6.1	Amendment

The Board may, subject to where Regulatory Authority approval and shareholder approval is required, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan or any Option without obtaining shareholder approval in the following circumstances, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Option Holder, materially decrease the rights or benefits accruing to such Option Holder or materially increase the obligations of such Option Holder:

(g)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(h)	amendments respecting administration of the Plan;

(i)	to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(j)	a change to the vesting provisions of any Option or the Plan;

(k)	any amendment to the termination provisions of the Plan or any Option, other than an amendment extending the term of an Option, provided any such amendment does not entail an extension of the Expiry Date of such Option beyond its original Expiry Date;

(l)	amendments to reflect any changes in requirements of any Regulatory Authority to which the Company is subject;

(m)	in the case of any Option, the substitution of another award of the same or different type;

(n)	in the case of any Option, such amendments or revisions contemplated in section 3.8 of the Plan;

(o)	a change to the class of eligible persons that may participate under the Plan; and

(p)	any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including without limitation, the rules, regulations and policies of the Regulatory Authorities).

For greater certainty, the Exercise Price of any outstanding Option granted to any non-insiders of the Company may not be reduced unless shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Company’s shareholders at a meeting of the Company’s shareholders. The Exercise Price of any outstanding Option granted may not be reduced and the original Exercise Period may not be extended to the benefit of insiders of the Company unless disinterested shareholder approval is obtained in accordance with the requirements of the Regulatory Authorities.

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6.2	Retrospective Amendment

The Board may from time to time, subject to any necessary approvals of the Regulatory Authorities, retrospectively amend the Plan and, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options which have been previously granted.

6.3	Termination

The Board may terminate the Plan at any time provided that any Option awarded prior to the date of such termination and the rights of the Option Holder of such Option shall continue to be governed by the provisions of the Plan.

6.4	Agreement

The Company and every Option awarded hereunder shall be bound by and subject to the terms and conditions of the Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms of the Plan.

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SCHEDULE “A”

MOUNTAIN PROVINCE DIAMONDS INC.
STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Mountain Province Diamonds Inc. (the “Company”) Stock Option Plan (the “Plan”) and evidences that                          is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to        common shares (the “Shares”) in the capital stock of the Company at a purchase price of $      per Share. Subject to the provisions of the Plan:

(a)	the Award Date of this Option is; and

(b)	the Expiry Date of this Option is the earlier of: , and the date specified in the schedule, if any, attached hereto.

This Option may be exercised if at any time and from time to time from and including the Award Date through to and including up to 4:00 local time in Toronto, Ontario on the Expiry Date by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised. Alternately, the Option Holder may arrange for a member broker firm of The Toronto Stock Exchange to deliver a cheque against delivery of the Shares purchased.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Option Holder hereby expressly agrees with the Company to be bound by. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter if in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto.

The foregoing Option has been awarded this            day of                                 ,         .

MOUNTAIN PROVINCE DIAMONDS INC.

Per

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SCHEDULE “B”

MOUNTAIN PROVINCE DIAMONDS INC.
STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO:	The Corporate Secretary Mountain Province Diamonds Inc. 401 Bay Street Suite 2700, PO Box 152 Toronto, Ontario M5H 2Y4

The undersigned hereby irrevocably gives notice, pursuant to the Mountain Province Diamonds Inc. (the “Company”) Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Shares; or

(b)	of the Shares;

which are the subject of the Option Certificate attached hereto.

The undersigned tenders herewith a certified cheque or bank draft, or has instructed a member broker firm of the Toronto Stock Exchange to deliver against delivery of the aforementioned shares a cheque (circle one), payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid shares and directs the Company to issue the certificate evidencing said shares in the name of the undersigned to be mailed to the undersigned, or delivered against payment to the following member broker firm (circle one), at the following address:

DATED the            day of                                 ,         .

Signature of Option Holder

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